May 2, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Duc Dang

RE:	Whitestone REIT, Registration Statement on Form S-11 (File No. 333-173209)

Ladies and Gentlemen:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as the Representatives of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of Whitestone REIT that the effective date of the Registration Statement be accelerated so that such Registration Statement will become effective on May 4, 2011 at 5:00 p.m. Eastern Standard Time, or as soon thereafter as practical.

The following supplemental information is provided under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: April 25, 2011

(ii)	Approximate dates of distribution: April 25, 2011 to May 2, 2011

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 9

(iv)	Number of prospectuses so distributed (approximately):

Prospective Underwriters: 500

Dealers: 50

Institutions: 350

Other: 1,745

Total: 2,645

We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters who will participate in the distribution of the securities registered thereunder.

The undersigned also confirm that they and any participating underwriters and dealers have complied and will continue to comply with Rule 15c2-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, in connection with the above-captioned public offering.

[Signature page follows.]

If you have questions or comments regarding this request, please call Douglas M. Berman of Hunton & Williams LLP at (214) 468-3305.

Very truly yours,

BMO CAPITAL MARKETS CORP. as a Representative of the several underwriters

By:	/s/ Phillip Winiecki
Name:	Phillip Winiecki
Title:	Managing Director

JMP SECURITIES LLC as a Representative of the several underwriters

By:	/s/ Kent Ledbetter
Name:	Kent Ledbetter
Title:	Dir. Inv. Banking

WUNDERLICH SECURITIES, INC. as a Representative of the several underwriters

By:	/s/ Daniel Szymanek
Name:	Daniel Szymanek
Title:	Investment Banking Associate